Filed Pursuant to Rule 433

Registration Statement No. 333–134515

PRESS RELEASE	FOR IMMEDIATE RELEASE

October 20, 2006

Uruguay Announces Amount Available in Tender Offer

Montevideo, Uruguay: On October 19, 2006, the Republic of Uruguay (“Uruguay”) sold Ps.7,081,236,000 of its 5.00% UI Bonds due 2018 and US$500,000,000 of its 7.625% Bonds due 2036 (the “New Bond Offering”). Likewise, on October 19, 2006, Uruguay announced a series of liability management transactions comprising a cash tender offer and exchange offers for 20 series of outstanding bonds (the “Offer”).

Uruguay announced today that it intends to apply approximately US$400,000,000 of the net proceeds expected to be received from its New Bond Offering to retire eligible bonds validly tendered to Uruguay in the cash tender offer that is a component of the Offer. In the event the total amount of eligible bonds tendered in the cash tender offer would require Uruguay to make payments in excess of US$400,000,000, bonds tendered will be subject to proration, and bonds not accepted in the cash tender offer will be returned to the holders unless the holders elected the reallocation option, as more fully described in the invitation relating to the Offer.

The terms of the cash tender offer and the exchange offers, which are subject to certain conditions, are described in a Prospectus Supplement dated October 19, 2006 to the Prospectus dated June 5, 2006, both filed with the U.S. Securities and Exchange Commission.

Citigroup, Morgan Stanley and UBS Investment Bank act as Dealer Managers for the Offer, and Citibank N.A. acts as Exchange Agent.

The expiration date for the Offer is October 27, 2006. Settlement is currently expected to take place on or about November 14, 2006.

Holders of Eligible Bonds or their custodians may request a copy of the invitation document from DF King 1-800-859-8511 (toll free number), 1-(212)-269 5550 (outside US).

A holder of Eligible Bonds entitled to participate in the Offer must submit, or arrange to have submitted on its behalf, a duly completed letter of transmittal

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electronically via the Offer Website. The Offer Website is only accessible by password, which a holder may obtain by contacting Citigroup (New York 212-723-9474; London 44-207-986-9283). The holder, or the person acting on its behalf, must follow the procedures for submitting the letter of transmittal and delivering bond instructions described in the materials relating to the offers and the cash tender offer posted at that Offer Website.

The invitation is being made pursuant to the prospectus supplement and the prospectus, which are available on the SEC website at:

http://www.sec.gov/Archives/edgar/data/102385/000095012306012737/y25981be424b5.htm

Uruguay has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Uruguay has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Uruguay or the dealer managers will arrange to send you the Prospectus, the Prospectus Supplement and any other prospectus supplement for this offering if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407 or from outside the U.S. to 212-723-6171 (call collect), Morgan Stanley & Co. Incorporated at 1-866-718-1649 or from outside the U.S. to 212-761-4000 (call collect) or UBS Securities LLC at 1-800-503-4611 or 1-888-722-9555 ext. 1088.

This announcement is not an offer or a solicitation of offers to exchange any securities. The Offer is being made solely by the Prospectus Supplement and Prospectus referred to above. The distribution of materials relating to the Offer, and the transactions contemplated by the Offer, may be restricted by law in certain jurisdictions. If materials relating to the Offer come into your possession, you are required by Uruguay to inform yourself of and to observe all of these restrictions. The materials relating to the Offer do not constitute, and may not be used in connection with, an Offer or solicitation in any place where such Offer or solicitation is not permitted by law.

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